Filed Pursuant to Rule 424(b)(4)

Registration No. 333-248670

PROSPECTUS

835,447 Units (each consisting of one American Depositary Share and two Warrants, each to purchase one American Depositary Share)

THERAPIX BIOSCIENCES LTD.

We are offering 835,447 units of securities, or the Units, with each Unit consisting of (i) one American Depositary Share, or ADS, and (ii) two warrants, or the Warrants, with each Warrant entitling the holder thereof to purchase one ADS, at the public offering price of $5.02 per Unit. We are offering all of the Units offered by this prospectus. We are offering all of the Units offered by this prospectus.

Each Warrant will have an ADS exercise price of $5.02, and will be exercisable immediately upon issuance and may be exercised at any time until the fifth anniversary of its issuance.

Each ADS represents 140 of our ordinary shares, par value NIS 2.00, or Ordinary Shares.

The ADSs issuable from time to time upon exercise of the Warrants and the Ordinary Shares underlying the ADSs are also being offered by this prospectus. We refer to the ADSs, the Warrants, the ADSs issued or issuable upon exercise of the Warrants, and the underlying Ordinary Shares being offered hereby, collectively, as the offered securities. See “Description of the Offered Securities” for more information.

The ADSs are listed on the Pink Sheets under the symbol “TRPXY.” We have applied to have the ADSs quoted on the OTCQB Venture Marketplace, or the OTCQB. We do not expect the ADSs to be quoted on the OTCQB in connection with this offering, and no assurance can be given that such application will be approved.

The last reported sale price of the ADSs on November 18, 2020 was $5.51 per ADS.

There is no established public trading market for the Warrants, and we do not intend to list the Warrants on any securities exchange or automated quotation system.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are subject to reduced public company reporting requirements.

Investing in our securities involves risk. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$5.02	$4,193,943.94
Placement agent’s fees (1)	$0.4016	$335,515.52
Proceeds to us (before expenses) (2)	$4.6184	$3,858,428.42

(1)	We have agreed to reimburse the Placement Agent for certain expenses. See “Plan of Distribution” beginning on page 36 of this prospectus for additional disclosure regarding Placement Agent’s fees and offering expenses.

(2)	Does not include proceeds from the exercise of the Warrants, if any.

We have engaged Aegis Capital Corp., or the Placement Agent, to act as our exclusive Placement Agent in connection with this offering. The Placement Agent is not purchasing or selling the Units, and is not required to sell any specific number or dollar amount of Units, but will use its reasonable best efforts to arrange for the sale of the Units offered by this prospectus.

An existing shareholder and beneficial owner of greater than 5% of our share capital, L.I.A. Pure Capital Ltd., or Pure Capital, has agreed to purchase 27,888 of the Units sold in this offering at the public offering price. The Placement Agent will receive the same fees on the Units purchased by Pure Capital as it will on the other Units sold in this offering.

Delivery of the securities is expected to be made on or about November 23, 2020, subject to customary closing conditions.

Aegis Capital Corp.

The date of this prospectus is November 19, 2020

You should rely only on the information contained in this prospectus, including information incorporated by reference herein, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell our securities, and seeking offers to buy our securities, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities.

For investors outside of the United States: Neither we nor the Placement Agent have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “Therapix” refer to Therapix Biosciences Ltd.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

On September 17, 2020, our shareholders approved a reverse split of our share capital by a ratio of up to 20:1, to be effective at the ratio and date to be determined by our Board of Directors. On October 1, 2020, our Board of Directors resolved that the final ratio for the reverse split will be 20:1, or the Reverse Split. The Reverse Split became effective after the close of business on October 16, 2020. Concurrently with the Reverse Split, we changed the ratio of the ADSs to our Ordinary Shares from each ADS representing 40 Ordinary Shares to each ADS representing 140 Ordinary Shares. This resulted in a reverse split on our American Depositary Receipt, or ADR, program, or the ADS Split. All descriptions of our share capital, including share amounts and per share amounts, and descriptions of the ADSs in this prospectus are presented after giving effect to the Reverse Split and ADS Split, respectively.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and notes thereto and the other information incorporated by reference herein and therein, before making an investment decision.

Our Company

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the following development programs based on Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD: THX-110 for the treatment of Tourette syndrome, or TS, and for the treatment of obstructive sleep apnea; THX-160 for the treatment of chronic and acute pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy.

THX-110 is a combination therapy candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary palmitoylethanolamide, or PEA, formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “entourage effect,” which we further believe has strong potential to treat Tourette syndrome and obstructive sleep apnea.

THX-160 is a proprietary pharmaceutical preparation containing a CB2 Receptor agonist for the treatment of pain. This innovative CB2 receptor agonist was synthesized by Raphael Mechoulam, Ph.D., Professor of Medicinal Chemistry at the Hebrew University, and a member of the Therapix Scientific Advisory Board

Modulating CB2 receptor activity by selective CB2 receptor agonists holds unique therapeutic potential for addressing pain conditions.

Also based on the “entourage effect,” we are developing THX-210, a proprietary preparation candidate containing non-psychoactive CBD and CannAmide. THX-210 is intended for the treatment of autism spectrum disorder and epilepsy.

Pursuant to the positive results obtained in a phase IIa TS study conducted at Yale School of Medicine, we are developing a regulatory dossier to be submitted to the Federal Institute for Drugs and Medical Devices for our TS program (THX-110). In addition, we announced in November 2019 positive top line results from our Phase IIa clinical study in obstructive sleep apnea, which we believe suggests that THX-110 positively affects symptoms in adult subjects with obstructive sleep apnea. Following the recent successful completion of the Phase IIa obstructive sleep apnea clinical study, we are now assessing business and clinical strategies for further development of this program.

For our proprietary THX-160, we plan to continue the pre-clinical studies by developing multiple tests for mechanism of action evaluation and identifying pain indication and formulation development.

Following positive results in a pre-clinical study that consisted of in vitro tests which showed synergy between CBD and PEA, we announced in December 2019 progression of THX-210 into a clinical stage, and our plans to initiate a randomized, double blind placebo-controlled study to evaluate the efficacy, safety and tolerability of THX-210 in treating patients with autism spectrum disorder.

In July 2019, we announced the issuance of a product license for our proprietary PEA oral tablet CannAmide™ by Health Canada’s Natural and Non-prescription Health Products Directorate, or the NNHPD, for the recommended use as an anti-inflammatory and to help relieve chronic pain. This license was issued by the NNHPD under the authority of the Natural Health Products Regulations. Dosage form of the described natural health product is tablets composed of 400mg PEA with a recommended dose of one tablet three times a day. Chronic pain is estimated to affect 38% of people worldwide, and according to an analysis by the World Health Organization, half of the most prevalent conditions responsible for living with disability is characterized by the presence of different kinds of pain. With the NNHPD license, we are able to offer safe and beneficial non-opiate pain management products. CannAmide™ is a cannabimimetic compound that regulates endocannabinoid levels by enhancing receptor sensitivity and inhibiting their metabolism, and is particularly attractive therapeutically as it appears to have a very high safety profile with low or no abuse liability. Although numerous clinical trials have shown the favorable effect of PEA as an analgesic agent it has low solubility.

Recent Developments

On July 23, 2020, we submitted to the Tel Aviv-Jaffa District Court, or the Court, a petition pursuant to the Israeli Insolvency and Economic Rehabilitation Law, 2018, to commence proceedings for our economic rehabilitation, or the Rehabilitation Petition.

On August 14, 2020, the Court issued an order, or the Order, approving a settlement agreement, dated August 13, 2020, or the Settlement, submitted by the parties thereto, including us and Pure Capital. The Order provided that Pure Capital agreed to deposit $1,500,000, or the Deposit, with our temporary trustee nominated by the Court, or the Trustee, to cover and pay our debts to be approved in accordance with the procedures outlined in the Settlement, without derogating from any other creditor’s rights towards us, or the Deposit. The Deposit would be provided as a subrogated loan to us, inferior to any other debt of the Company, to be repaid only from the proceeds of future public issuances of, or be converted into, Ordinary Shares of the Company.

In accordance with the terms of the Settlement, delivery of the Deposit simultaneously triggered the replacement of our Board of Directors with nominees designated by Pure Capital, which nominees were voted upon at the general meeting of our shareholders convened on August 4, 2020. Accordingly, following the execution of the Deposit, the Company’s current Board of Directors include: Amitay Weiss; Itschak Shrem; Moshe Revach; Lior Vider; Liat Sidi and Lior Amit. The new Board of Directors subsequently resolved, inter alia, to (a) appoint Itschak Shrem as the chairman of the Board of Directors, (b) appoint Amitay Weiss as our Chief Executive Officer, and (c) appoint Lior Amit, Lior Vidor and Liat Sidi to our audit committee and compensation committee.

On September 8, 2020, we entered into a certain credit agreement, or the Credit Facility, with M.R.M. Merchavit Holdings and Management Ltd., or the Lender, whereby the Lender agreed to extend a line of credit to us in the aggregate amount of $200,000, or the Credit Amount. According to the terms of the Credit Facility, $100,000 of the Credit Amount was immediately drawn on the date of the Credit Facility, and the remaining $100,000 may be drawn on an as-needed basis. On November 12, 2020, we drew an additional $10,000 bringing our aggregate borrowings under the Credit Facility to $110,00, or the Loan Amount. The Loan Amount is due upon the earlier of one year September 8, 2021 or at such time that we raise $1.5 million. The Lender is entitled to a transaction and interest fee of $5,000 (plus VAT) that was offset from the Credit Facility for the immediately drawn $100,000 and 5% from any additional withdrawal amount from the Credit Facility. The Loan Amount was used for our working capital needs and to finance our activities through the consummation of this public offering.

At our special general meeting of shareholders held on October 16, 2020, the shareholders approved the increase to our share capital and the amendment of our Amended and Restated Articles of Association, or the Articles of Association, accordingly, as originally proposed in our proxy statement that was filed with the Securities and Exchange Commission, or SEC, on September 25, 2020.

Risks Associated with Our Business and this Offering

Our business, and investing in our securities, are subject to numerous risks, as more fully described in the section entitled “Risk Factors” beginning on page 6 and other risk factors contained in the documents incorporated by reference herein. You should read these risks before making a decision to invest in our securities. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In each case, the trading price of our securities would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

●	we are a specialty clinical-stage pharmaceutical company and have a limited operating history on which to assess our business, have incurred significant losses since our inception, including a net loss of approximately $54.3 million as of June 30, 2020, and anticipate that we will continue to incur significant losses for the foreseeable future. Based on the projected cash flows and our current cash balance, our management is of the opinion that without additional capital we do not currently have sufficient cash or resources to continue advancing our activities. As a result, there is substantial doubt about our ability to continue as a going concern;

●	we are heavily dependent upon the success of our product candidates, which are in the early stages of development. We have not conducted any pivotal clinical trials, and we cannot provide any assurance that the U.S. Food and Drug Administration, or FDA, or other regulatory agencies will allow us to conduct clinical trials;

●	there currently is not, and we may not be able to establish, a liquid market for the ADSs;

●	our business and operations have been and are likely to continue to be adversely affected by the evolving and ongoing COVID-19 global pandemic;

●	our competitors may develop or commercialize product candidates faster or more successfully than us;

●	we may rely on third parties to help conduct our pre-clinical studies and clinical trials;

●	even if our product candidates receive FDA and other regulatory agency approval, our products will be subject to controlled substances laws and regulations, and any failure by us to comply with such laws and regulations could harm our reputation and operating results; and

●	if we are unable to obtain and maintain effective intellectual property rights for our technologies, product candidates or any future product candidates, we may not be able to compete effectively in our markets.

Corporate Information

We were incorporated under the laws of the State of Israel on August 23, 2004. Our registered office and principal place of business is located at 16 Abba Hillel Silver Rd., Ramat Gan 5250608, Israel. Our telephone number in Israel is: +972 (3) 610-3100. Our website address is http://therapixbio.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

Implications of being a Foreign Private Issuer

We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we will file reports with the United States Securities and Exchange Commission. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, although we report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. We also present financial statements pursuant to IFRS instead of pursuant to U.S. generally accepted accounting principles. Furthermore, although the members of our management and supervisory boards will be required to notify the Israeli Securities Authority, of certain transactions they may undertake, including with respect to our Ordinary Shares, our officers, directors and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

THE OFFERING

Ordinary Shares currently outstanding	28,186,013 Ordinary Shares.

Units offered by us

We are offering 835,447 Units. Each Unit consists of (i) one ADS and (ii) two Warrants, with each Warrant entitling the holder thereof to purchase one ADS at an exercise price equal to $5.02 per ADS, exercisable until the fifth anniversary of the issuance date, subject to their earlier redemption as described herein. The Warrants will be subject to certain customary adjustment provisions as described herein.

Ordinary Shares to be outstanding after this offering	145,148,593 Ordinary Shares (includes Ordinary Shares represented by ADSs and assuming no exercise of the Warrants).

The ADSs	Each ADS represents 140 of our Ordinary Shares. The ADSs may be evidenced by ADRs. The depositary will be the holder of the Ordinary Shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of the Offered Securities.” We also encourage you to read the deposit agreement, which is incorporated by reference as an exhibit to the registration statement that includes this prospectus.

The Warrants

The Warrants will have an exercise price of $5.02 per ADS, will be immediately exercisable and will expire five years from the date of issuance. To better understand the terms of the Warrants, you should carefully read the “Description of the Offered Securities” section of this prospectus. You should also read the form of Warrant, which is filed as exhibits to the registration statement that includes this prospectus.

Use of proceeds

We expect to receive approximately $3.55 million in net proceeds from the sale of 835,447 Units offered by us in this offering, excluding any proceeds from the exercise of Warrants.

We currently expect to use the net proceeds from this offering for partial repayment of the Deposit and amounts drawn under the Credit Facility as well as for working capital to advance our technology and general corporate purposes and pursuing strategic opportunities including expanding our pipeline.

Depositary	The Bank of New York Mellon.

Risk factors	You should read the “Risk Factors” section starting on page 6 of this prospectus, and “Item 3. - Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019, or the 2019 Annual Report, incorporated by reference herein, and other information included or incorporated by reference in this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.

Pink Sheets symbol	“TRPXY”

OTCQB application

We have applied to have the ADSs quoted on the OTCQB. We do not expect the ADSs to be quoted on the OTCQB in connection with this offering, and no assurance can be given that such application will be approved.

The number of the ADSs and Ordinary Shares to be outstanding immediately after this offering as shown above assume that all of the Units offered hereby are sold and is based on 28,186,013 Ordinary Shares outstanding as of November 18, 2020. This number excludes:

●	1,391,333 Ordinary Shares issuable upon the exercise of options outstanding under our 2015 Share Option Plan, at a weighted average exercise price of $3.20 per share;

●	1,087,515 Ordinary Shares reserved for issuance and available for future grant under our 2015 Share Option Plan;

●	21,152 Ordinary Shares issuable upon the exercise of options outstanding under our 2005 Share Option Plan, at a weighted average exercise price of NIS 15.80 (approximately $4.67) per share;

●	1,028,580 Ordinary Shares issuable upon the exercise of outstanding warrants to purchase 7,347 ADSs, at a weighted exercise price of $246.40 per ADS;

●	4,490 ADSs issuable upon the exercise of outstanding warrants, at an exercise price of $24.50 per ADS; and

●	8,980 ADSs issuable upon the exercise of a convertible note, at an exercise price of $24.50 per ADS.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the Warrants offered hereby.

An existing shareholder and beneficial owner of greater than 5% of our share capital, Pure Capital, has agreed to purchase 27,888 of the Units sold in this offering at the public offering price. The Placement Agent will receive the same fees on the Units purchased by Pure Capital as it will on the other Units sold in this offering.

RISK FACTORS

Investing in our securities involves significant risks. Before making an investment decision, you should carefully consider the risks described below and the risks described in our 2019 Annual Report which are incorporated by reference herein, as well as the financial or other information included in this prospectus or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes, before you decide to buy our securities. The risks and uncertainties described below are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to an Investment in Our Securities and this Offering

There currently is not, and we may not be able to establish, a liquid market for the ADSs or attract the attention of research analysts at major brokerage firms.

The ADSs are traded on the Pink Sheets and we have been unable to establish a liquid market for the ADSs. We have applied to have the ADSs quoted on the OTCQB. We do not expect the ADSs to be quoted on the OTCQB in connection with this offering, and no assurance can be given that such application will be approved. In addition, as a result of our listing on the Pink Sheets and the lack of a liquid market, investment banks may be less likely to agree to underwrite or place secondary offerings on behalf of us. If all or any of the foregoing risks occur, it would have a material adverse effect on us.

We cannot predict whether an active market for the ADSs will ever develop in the future. In the absence of an active trading market:

●	investors may have difficulty buying and selling or obtaining market quotations for the ADSs;

●	market visibility for the ADSs may be limited; and

●	a lack of visibility for the ADSs may have a depressive effect on the market price for shares of the ADSs.

The ADSs were listed on the Nasdaq Capital Market, or Nasdaq, from March 2017 through July 2020, and have been quoted on the Pink Sheets since July 2020 as a result of not meeting the shareholders equity requirements of Nasdaq. These markets are relatively unorganized, inter-dealer, over-the-counter markets that provide significantly less liquidity than Nasdaq or the New York Stock Exchange. No assurances can be given that the ADSs will ever actively trade on such markets, much less a senior market like Nasdaq. In any of these events, there could remain a highly illiquid market for the ADSs and you may be unable to dispose of the ADSs at desirable prices or at all.

Since our securities are quoted on the OTC Pink, our securities holders may face significant restrictions on the resale of our securities due to state “Blue Sky” laws.

Each state has its own securities laws, often called “blue sky” laws, which (i) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (ii) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration. The applicable broker must be registered in that state. We do not know whether our securities will be registered or exempt from registration under the laws of any state. Since our securities will be quoted on the OTC Pink, a determination regarding registration will be made by those broker-dealers, if any, who agree to serve as the market-makers for our securities. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our securities to be limited, as you may be unable to resell your securities without the significant expense of state registration or qualification.

If you are not an institutional investor, you may not be able to purchase our Units in this offering. Institutional investors in every state may purchase the units in this offering pursuant to exemptions provided to such entities under the Blue Sky laws of various states. The definition of an “institutional investor” varies from state to state but generally includes financial institutions, broker-dealers, banks, insurance companies and other qualified entities.

We file periodic and current reports under the Exchange Act. Therefore, under Section 18 of the Securities Act, the states and territories of the United States are preempted from regulating the resale by stockholders of the Units, from and after the effective date, and the ADSs and Warrants comprising the Units, once they become separately transferable, because our securities will be covered securities. However, notwithstanding preemption, the states and territories of the United States may require notice filings and collect fees with regard to these transactions and a state may suspend the offer and sale of securities within such state if any such required filing is not made or fee is not paid. As of the date of this prospectus, we have not determined in which of these states, if any, we will submit the required filings or pay the required fee.

If our shares or ADSs become subject to the penny stock rules, this may make it more difficult to sell our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTC Pink and OTCQB does not meet such requirements and if the price of our securities is less than $5.00, our securities will be deemed penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our securities, and therefore shareholders, or ADS holders, may have difficulty selling their shares or ADSs.

An active and visible public trading market for the ADSs may not develop and the market for the ADSs is limited.

The ADSs are thinly traded and any recently reported sales price may not be a true market-based valuation of the ADSs. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. Consequently, holders of shares of the ADSs may not be able to liquidate their investment in the ADSs at prices that they may deem appropriate.

Our management will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds of this offering for partial repayment of the Deposit and amounts drawn under the Credit Facility as well as for working capital to advance our technology and general corporate purposes and pursuing strategic opportunities including expanding our pipeline. See “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

We will need additional capital in the future. Raising additional capital by issuing securities may cause dilution to existing shareholders.

We have incurred losses in each year since our inception. If we continue to use cash at our historical rates of use, we will need significant additional financing, which we may seek through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders rights. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt or making capital expenditures. If we raise additional funds through collaboration, strategic alliance or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

You will experience immediate dilution in book value of any ADSs you purchase.

Because the price per ADS being offered is substantially higher than our net tangible book value per ADS, you will suffer substantial dilution in the net tangible book value of any ADSs you purchase in this offering. After giving effect to the sale by us of ADSs in this offering, based on the public offering price of $5.02 per Unit, and after deducting the estimated Placement Agent’s fees and offering expenses payable by us, our as adjusted net tangible book value of the ADSs would be approximately $1.67 million, or approximately $1.61 per ADS, as of June 30, 2020. If you purchase ADSs in this offering, you will suffer immediate and substantial dilution of $3.41 per ADS in the as adjusted net tangible book value. To the extent outstanding options, warrants or offered Warrants are exercised, you will incur further dilution. See “Dilution” for a more detailed discussion of the dilution you will incur in connection with this offering.

The exercise of the Warrants offered hereby will cause significant dilution to holders of our equity securities.

Holders of the Warrants may exercise their warrants into up to 1,670,894 of the ADSs. In the event that the Warrants are exercised in full, the ownership interest of existing holders of our equity securities will be diluted. See “Dilution” for further information.

ADSs and Warrants representing a substantial percentage of our outstanding shares may be sold in this offering, which could cause the price of the ADSs and Ordinary Shares to decline.

We will sell in this offering 835,447 Units, including 835,447 ADSs representing 116,962,580 Ordinary Shares, or approximately 415%, of our outstanding Ordinary Shares as of November 18, 2020. In addition, the investors in this offering will be issued Warrants to purchase up to 1,670,894 ADSs representing 233,925,160 Ordinary Shares. Accordingly, the sale of the Units, including the underlying securities, represent a substantial percentage of our outstanding shares, which could cause the price of the ADSs and Ordinary Shares to decline. This sale and any future sales of a substantial number of ADSs in the public market, or the perception that such sales may occur, could materially adversely affect the price of the ADSs and Ordinary Shares. We cannot predict the effect, if any, that market sales of those ADSs or the availability of those ADSs for sale will have on the market price of the ADSs and Ordinary Shares.

We currently do not have external directors on our Board of Directors, and until elected by our shareholders, we will remain in non-compliance with the requirements of the Companies Law.

Pursuant to regulations promulgated under the Companies Law, Israeli public companies that lack a controlling shareholder (as defined under the Companies Law) and whose shares are traded on certain U.S. stock exchanges, including Nasdaq, are exempt from the requirement to elect statutory external directors. As a result of the recent de-listing of the ADSs from Nasdaq, we are no longer eligible to rely on this opt out provision. While we intend to address this matter by convening a special general meeting to elect external directors, until such elections are approved by our shareholders, we will remain in non-compliance with the Companies Law.

Significant holders or beneficial holders of our Ordinary Shares may not be permitted to exercise Warrants that they hold.

The terms of the Warrants being offered hereby will prohibit a holder from exercising its Warrants if doing so would result in such holder (together with such holder’s affiliates and any other persons acting as a group together with such holder or any of such holder’s affiliates) beneficially owning more than 4.99% of our Ordinary Shares outstanding immediately after giving effect to the exercise, provided that, at the election of a holder and notice to us, such beneficial ownership limitation may be increased or decreased, from time to time, to any other percentage not in excess of 9.99%. As a result, you may not be able to exercise your Warrants at a time when it would be financially beneficial for you to do so.

You may not be able to resell the Warrants being offered by this prospectus, or obtain a return on your investment in the Warrants.

There is no established public trading market for the Warrants being offered by this prospectus and we do not intend to have the Warrants listed on a national securities exchange or any other recognized trading system in the future. Without an active market, the liquidity of any Warrants sold by means of this prospectus will be limited. If your Warrants cannot be resold, you will have to depend upon any appreciation in the value of our Ordinary Shares and the ADSs over the exercise price of the respective Warrants in order to realize a return on your investment in the Warrants.

The Warrants are speculative in nature.

The Warrants offered by us in this offering do not confer any rights of ownership of Ordinary Shares or ADSs on their holders, such as voting rights or the right to receive dividends, but only represent the right to acquire ADSs at a fixed price, for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire ADSs and pay an exercise price per ADS of $5.02, subject to adjustment upon certain events, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value.

Holders of the Warrants will have no rights as shareholders until such holders exercise their Warrants and acquire the ADSs.

Until holders of the Warrants acquire the ADSs upon exercise of the Warrants, holders of the Warrants will have no rights with respect to the ADSs or Ordinary Shares underlying such Warrants. Upon exercise of the Warrants, the holders thereof will be entitled to exercise the rights of a holder of ADSs only as to matters for which the record date occurs after the exercise date.

Holders of ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive dividends or other distributions on our Ordinary Shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The Depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent. However, the Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the Depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to affect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the Depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the Depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the Depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the Depositary to exercise their rights as shareholders of our company.

Holders of the ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the Deposit Agreement. Under Israeli law and our Articles of Association, the minimum notice period required to convene a shareholders meeting is no less than 21 or 35 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the Depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the Depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the Depositary to vote their Ordinary Shares underlying the ADSs. Furthermore, the Depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of the ADSs may not be able to exercise their right to vote and they may lack recourse if their Ordinary Shares underlying the ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this prospectus, including in our 2019 Annual Report incorporated by reference herein, and other information included or incorporated by reference in this prospectus, constitute forward-looking statements. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the FDA, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	the overall global economic environment;

●	the impact of COVID-19 and resulting government actions on us;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	the impact of competition and new technologies;

●	changes in our strategy; and

●	litigation.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and other risk factors contained in the documents incorporated by reference herein. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We expect to receive approximately $3.55 million in net proceeds from the sale of Units offered by us in this offering. These estimates exclude the proceeds, if any, from the exercise of the Warrants offered hereby. If all of the Warrants sold in this offering were to be exercised in cash at the exercise price of $5.02, we would receive additional proceeds of approximately $8.39 million. We cannot predict when or if these Warrants will be exercised.

We currently expect to use the net proceeds from this offering for partial repayment of the Deposit and amounts drawn under the Credit Facility as well as for working capital to advance our technology and general corporate purposes and pursuing strategic opportunities including expanding our pipeline. We incurred indebtedness under each of the Deposit and the Credit Facility within the last year. We used the Deposit to cover and pay our debts to be approved in accordance with the procedures outlined in the Settlement. We used the drawn proceeds from the Credit Facility for our working capital needs and to finance our activities through the consummation of this public offering.

The amounts and schedule of our actual expenditures will depend on multiple factors. Therefore, our management will retain broad discretion over the use of the proceeds from this offering. We may ultimately use the proceeds for different purposes than what we project. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, and, if necessary, as well as the amount and sources of other funds needed.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DIVIDEND POLICY

To date, we have not declared or paid cash dividends on any of the ADSs or Ordinary Shares, and we have no current intention of paying any cash dividends in the near future.

The Israeli Companies Law, or the Companies Law, also restricts our ability to declare and pay dividends. We can only distribute dividends from profits (as defined in the Companies Law), if, in the discretion of our Board of Directors, there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and contingent obligations as they come due.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2020:

●	on an actual basis;

●	on a pro forma basis to give effect to (i) the Deposit, (ii) the Loan Amount, and (iii) reductions in cash subsequent to June 30, 2020 as a result of expenses incurred in the ordinary course of business; and

●	a pro forma as adjusted basis to give effect to the sale of Units in this offering at the public offering price of $5.02 per Unit, after deducting the estimated Placement Agent’s fees and offering expenses payable by us, as if the sale of the Units had occurred on June 30, 2020.

You should read this table in conjunction with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in our 2019 Annual Report, incorporated by reference herein.

	As of June 30, 2020 (in thousands)
	Actual	Pro Forma	Pro Forma As Adjusted
Cash	$114	$109	$3,652
Total assets	$1,593	$2,858	$6,401
Total liabilities	$2,235	$4,230	$4,730
Shareholders’ equity:
Share capital	$15,629	$15,629	$85,437
Share premium	$32,092	$32,092	$672)
Reserve for share-based payment transactions	$4,872	$4,872	$4,872
Foreign currency translation reserve	$497	$497	$497
Transactions with non-controlling interests	$559	$559	$559
Non-controlling interests	53	53	53
Accumulated loss	$(54,344)	$(55,074)	$(55,074)
Total equity	(642)	(1,372)	1,671

The above discussion and table are based on 28,186,013 Ordinary Shares outstanding as of November 18, 2020, and excludes the following as of such date:

●	1,391,333 Ordinary Shares issuable upon the exercise of options outstanding under our 2015 Share Option Plan, at a weighted average exercise price of $3.20 per share;

●	1,087,515 Ordinary Shares reserved for issuance and available for future grant under our 2015 Share Option Plan;

●	21,152 Ordinary Shares issuable upon the exercise of options outstanding under our 2005 Share Option Plan, at a weighted average exercise price of NIS 15.80 (approximately $4.67) per share;

●	1,028,580 Ordinary Shares issuable upon the exercise of outstanding warrants to purchase 7,347 ADSs, at a weighted exercise price of $246.40 per ADS;

●	4,490 ADSs issuable upon the exercise of outstanding warrants, at an exercise price of $24.50 per ADS; and

●	8,980 ADSs issuable upon the exercise of a convertible note, at an exercise price of $24.50 per ADS.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the Warrants offered hereby.

An existing shareholder and beneficial owner of greater than 5% of our share capital, Pure Capital, has agreed to purchase 27,888 of the Units sold in this offering at the public offering price. The Placement Agent will receive the same fees on the Units purchased by Pure Capital as it will on the other Units sold in this offering.

DILUTION

If you invest in our securities, your interest will be diluted immediately to the extent of the difference between the public offering price per Unit you will pay in this offering and the pro forma net tangible book value per ADS after this offering.

Our net tangible book value per Ordinary Share is determined by dividing our total tangible assets, less total liabilities, by the actual number of outstanding Ordinary Shares. As of June 30, 2020, there was net tangible book value associated with our Ordinary Shares of $(0.023) per Ordinary Share and a net tangible book value of $(3.19) per ADS (using the ratio of 140 Ordinary Shares to one ADS). Negative net tangible book value per share or per ADS represents the amount of our total tangible assets less our total liabilities, divided by 28,186,013, the total number of Ordinary Shares outstanding at June 30, 2020, or 201,258, the total number of ADSs that would represent such total number of Ordinary Shares based on a share-to-ADS ratio of one hundred forty-to-one.

Our pro forma net tangible book value of our Ordinary Shares as of June 30, 2020, was $(0.049) per Ordinary Share or $(6.81) per ADS (using the ratio of 140 Ordinary Shares to one ADS).

After giving effect to the sale of the Units offered by us in this offering and after deducting the estimated Placement Agent’s fees and offering expenses payable by us, and excluding the proceeds, if any, from the exercise of the Warrants issued in this offering, our pro forma net tangible book value estimated at June 30, 2020 would have been approximately $1.67 million, representing $0.012 per Ordinary Share or $1.61 per ADS. At the public offering price for this offering of $5.02 per Unit, this represents an immediate increase in pro forma net tangible book value of $0.06 per Ordinary Share or $8.43 per ADS to existing shareholders and an immediate dilution in net tangible book value of $0.024 per Ordinary Share or $3.41 per ADS to purchasers of ADSs in this offering. Dilution for this purpose represents the difference between the price per ADS paid by these purchasers and pro forma net tangible book value per ADS immediately after the completion of this offering.

The following table illustrates this dilution of $3.41 per ADS to purchasers of Units in this offering:

Public offering price per Unit	$5.02
Pro forma net tangible book value per ADS as of June 30, 2020	(6.81)
Increase in net tangible book value per ADS attributable to this offering	8.43
Pro forma net tangible book value per ADS after this offering	1.61
Dilution per ADS to new investors	3.41
Percentage of dilution in net tangible book value per ADS for new investors	67.93%

The above discussion and table are based on 28,186,013 Ordinary Shares outstanding as of November 18, 2020, and excludes the following as of such date:

●	1,391,333 Ordinary Shares issuable upon the exercise of options outstanding under our 2015 Share Option Plan, at a weighted average exercise price of $3.20 per share;

●	1,087,515 Ordinary Shares reserved for issuance and available for future grant under our 2015 Share Option Plan;

●	21,152 Ordinary Shares issuable upon the exercise of options outstanding under our 2005 Share Option Plan, at a weighted average exercise price of NIS 15.80 (approximately $4.67) per share;

●	1,028,580 Ordinary Shares issuable upon the exercise of outstanding warrants to purchase 7,347 ADSs, at a weighted exercise price of $246.40 per ADS;

●	4,490 ADSs issuable upon the exercise of outstanding warrants, at an exercise price of $24.50 per ADS; and

●	8,980 ADSs issuable upon the exercise of a convertible note, at an exercise price of $24.50 per ADS.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the Warrants offered hereby.

An existing shareholder and beneficial owner of greater than 5% of our share capital, Pure Capital, has agreed to purchase 27,888 of the Units sold in this offering at the public offering price. The Placement Agent will receive the same fees on the Units purchased by Pure Capital as it will on the other Units sold in this offering.

To the extent that outstanding options, warrants are exercised, or we issue additional Ordinary Shares under our equity incentive plans, you may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe that we have sufficient funds for our current and future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in further dilution to the holders of our Ordinary Shares and ADSs.

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of November 18, 2020 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and senior management; and

●	all of our directors and senior management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after November 18, 2020 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of Ordinary Shares beneficially owned before this offering is based on 28,186,013 Ordinary Shares issued and outstanding as of November 18, 2020. The number of Ordinary Shares deemed outstanding after this offering includes the Ordinary Shares being offered for sale as part of the Units in this offering.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all Ordinary Shares shown to be beneficially owned by them. Unless otherwise noted below, each beneficial owner’s address is: c/o Therapix Biosciences Ltd., 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel.

	No. of Ordinary Shares Beneficially Owned	Percentage Owned Before this Offering (1)	Percentage Owned After this Offering
Holders of more than 5% of our voting securities:
L.I.A. Pure Capital Ltd. (2)	7,242,800	8.59%	4.99%
Directors and senior management who are not 5% holders:
Mr. Itschak Shrem †	540,000	1.90	*
Mr. Amitay Weiss †	90,000	*	*
Mr. Lior Amit †	-	-	-
Ms. Liat Sidi †	-	-	-
Mr. Moshe Revach †	-	-	-
Mr. Lior Vider †	-	-	-
Mr. Oz Adler (3)	75,417	*	*
Dr. Adi Zuloff-Shani (4)	120,000	*	*
All directors and senior management as a group (8 persons)	825,417	2.91%	0.57%

*	Less than 1%.

†	Indicates director of the Company.

(1)	The percentages shown are based on 28,186,013 Ordinary Shares issued and outstanding as of November 18, 2020.

(2)

Based upon (i) the purchase of 27,888 of the Units sold in this offering at the public offering price, consisting of 27,888 ADSs and Warrants to purchase up to 55,776 ADSs, of which only Warrant to purchase up to 6,555 ADSs are included, due to the fact that the Warrant may not be exercised to the extent Pure Capital would beneficially own, after any such exercise, more than 4.99% of the outstanding Ordinary Shares, and (ii) based solely upon, and otherwise qualified in its entirety by reference to, Schedule 13D/A filed with the SEC on July 1, 2020, by Kfir Silberman and L.I.A. Pure Capital Ltd. Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of Pure Capital. The address of Mr. Silberman and Pure Capital is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916.

(3)	Includes options to purchase 19,167 Ordinary Shares at an exercise price of $0.14 per share, and options to purchase 56,250 Ordinary Shares at an exercise price of $0.075 per share.

(4)	Includes options to purchase 25,000 Ordinary Shares at an exercise price of NIS 1.06 (approximately $0.31) per share and options to purchase 45,000 Ordinary Shares at an exercise price of $0.14 per share, and options to purchase 50,000 Ordinary Shares at an exercise price of $0.075 per share.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our Articles of Association are summaries and do not purport to be complete.

Ordinary Shares

As of November 18, 2020, our authorized share capital consisted of 1,800,000,000 of our Ordinary Shares, of which 28,186,013 Ordinary Shares were issued and outstanding. All of our outstanding Ordinary Shares have been validly issued, fully paid and non-assessable.

As of November 18, 2020, an additional 1,028,580 of our Ordinary Shares were issuable upon the exercise of warrants to purchase 7,347 ADSs, of which 1,028,580 were vested as of such date. The exercise price of the warrants outstanding ranges between $245 and $262.50 per share.

As of November 18, 2020, an additional 628,600 of our Ordinary Shares were issuable upon the exercise of warrants to purchase 4,490 ADSs, of which 4,490 ADSs were vested as of such date. The exercise price of such warrants is $24.50 per ADS.

As of November 18, 2020, an additional 1,412,485 of our Ordinary Shares were issuable upon the exercise of outstanding options to purchase our Ordinary Shares. The exercise price of the options outstanding ranges between $1.50 and $6.00 per share.

On September 17, 2020, our shareholders approved the Reverse Split of our share capital by a ratio of up to 20:1, to be effective at the ratio and date to be determined by our Board of Directors. On October 1, 2020, our Board of Directors resolved that the final ratio for the Reverse Split will be 20:1. The Reverse Split became effective after the close of business on October 16, 2020. Concurrently with the Reverse Split, we changed the ratio of the ADSs to our Ordinary Shares from each ADS representing 40 Ordinary Shares to each ADS representing 140 Ordinary Shares. This resulted in a reverse split on our ADR program.

Our registration number with the Israeli Registrar of Companies is 51-358165-2.

Purposes and Objects of the Company

Our purpose is set forth in Section 2 of our Articles of Association and includes every lawful purpose.

The Powers of the Directors

Our Board of Directors shall direct our policy and shall supervise the performance of our Chief Executive Officer and his actions. Pursuant to the Companies Law and our Articles of Association, our Board of Directors may exercise all powers and take all actions that are not required under the Companies Law or our Articles of Association to be exercised or taken by our shareholders, including the power to borrow money for Company purposes.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon dissolution of the Company, in the distribution of the Company assets legally available for distribution, on a per share pro rata basis.

All Ordinary Shares have identical voting and other rights in all respects.

Dividend and Liquidation Rights and Bonus Shares

We may declare a dividend to be paid to the holders of our Ordinary Shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the Board of Directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and/or issuance of bonus shares and provide that our Board of Directors may, on its sole discretion, determine dividend distributions and/or issuance of bonus shares. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may otherwise distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our Board of Directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our Ordinary Shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Transfer of Shares

Our fully paid Ordinary Shares are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by another instrument, applicable law, or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our Ordinary Shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our Ordinary Shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors. Pursuant to our Articles of Association, our directors are elected or re-elected only at annual general meetings on a three classes staggered basis for a term that expires on the third annual general meeting following such election or re-election, or until they resign or until they cease to act as board members pursuant to the provisions of our Articles of Association or any applicable law, upon the earlier. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2021 and after, each year the term of office of only one class of directors will expire. Pursuant to our Articles of Association, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. A director whose tenure has ended may be re-elected. In addition, our Articles of Association allow our Board of Directors to appoint directors to fill vacancies or as an addition to the Board of Directors (subject to the maximum number of directors) to serve until the next annual general meeting where directors are elected or earlier if required by our Articles of Association or applicable law, upon the earlier. Following our recent de-listing from Nasdaq, we are not eligible to further rely on the opt out provisions with respect to the requirement to elect external directors pursuant to the terms of the Companies Law. We plan to convene a special general meeting for the election of external directors in order to comply with the requirements of the Companies Law.

Annual and Special Meetings

Under the Companies Law, we are required to hold an annual general meeting of our shareholders once every calendar year, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our Articles of Association as special general meetings. Our Board of Directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine, and upon the written request of: (a) any two of our directors or such number of directors equal to one quarter of the directors present at such a meeting; and/or (b) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% of our outstanding voting power.

Under the Companies Law, one or more shareholders, holding 1% or more of the outstanding voting power, may request that the board of directors will add an item to the agenda of a prospective meeting, if the proposal merits discussion at the general meeting.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our Articles of Association;

●	the exercise of our Board of Director’s powers if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management;

●	appointment or termination of our auditors;

●	appointment of directors, including external directors (to the extent applicable);

●	approval of acts and transactions requiring general meeting approval (namely certain related party transactions) pursuant to the provisions of the Companies Law and any other applicable law;

●	increases or reductions of our authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law requires that a notice of any annual or special general meeting be provided to shareholders at least 21 days prior to the meeting, and if the agenda of the meeting includes certain matters prescribed under the Companies Law and the regulations promulgated thereafter, among others, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to such meeting.

Under the regulations of the Companies Law, certain exemptions and reliefs with respect to the manner of announcing the convening of the general meeting of shareholders are granted to companies whose securities are traded outside of Israel.

Under our Articles of Association, shareholders are not permitted to take action via written consent in lieu of a meeting.

Quorum

Pursuant to our Articles of Association, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least fifteen percent of the total outstanding voting rights. If within half an hour of the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned for one day, to the same hour and in the same place, or to such later date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a general meeting was summoned following the request of a shareholder, then a quorum required in an adjourned general meeting, shall consist of at least one or more shareholders, which holds and represents at least 5% of our issued and outstanding share capital and at least 1% of our voting rights, or one or more shareholder, which holds at least 5% of our voting rights.

Adoption of Resolutions

Our Articles of Association provide that all resolutions in our shareholders’ meetings require a simple majority of the vote of the shareholders attending the general meeting, unless otherwise required under the Companies Law or our Articles of Association. A shareholder of the Company may vote in a general meeting in person, by proxy or by a written ballot. Our Articles of Association do not provide our shareholders with any cumulative voting rights.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted at a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Registration Rights

None of our shareholders is entitled to registration rights.

Provisions Restricting Change in Control of Our Company - Acquisitions under Israeli Law

Merger

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares (unless certain requirements described under the Companies Law are met) and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the target company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger and may further give instructions to secure the rights of creditors. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

Special Tender Offer

The Companies Law provides that an acquisition of shares in an Israeli public company must be made by means of a special tender offer if as a result of the acquisition (i) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (ii) the purchaser would become a more than 45% shareholder of the company, unless there is already a shareholder holding more than 45% of the company, subject to certain exceptions. These requirements do not apply if, in general, the acquisition (i) was made in a private placement that received shareholder approval, (ii) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (iii) was from a shareholder holding more than 45% of the company’s issued and outstanding share capital which resulted in the acquirer becoming a holder of more than 45% of the company’s issued and outstanding share capital.

A special tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. In general, the special tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including relatives and entities under such person’s control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

If a special tender offer is not accepted in accordance with the requirements set forth above, the acquirer may not acquire shares (either alone or together with others) that will increase its holdings to 25% or more or above 45% (as may be the case) of the company’s issued and outstanding share capital or of the applicable class and such shares shall not bestow upon such acquirer any rights and shall become treasury shares for as long as the acquirer holds said shares. In addition, if a shareholder’s holding in a company increases to 25% or greater of the company’s issued and outstanding share capital or above 45% of the company’s issued and outstanding share capital, among others, as a result of the company’s shares becoming treasury shares following a distribution event, then such excess shares shall not bestow upon their holder any voting rights for as long as the holder holds said excess shares.

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold (either alone or together with others) over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold (either alone or together with others) over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If a full tender offer is not accepted in accordance with the requirements set forth above, the acquirer may not acquire shares (either alone or together with others) that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class and such shares shall not bestow upon such acquirer any rights and shall become treasury shares for as long as the acquirer holds said shares.

Anti-Takeover Provisions under Israeli Law

For as long as our securities were traded on the TASE, the Securities Law, 5738-1968, or the Securities Law, did not allow us to create and issue shares having rights different from those attached to our Ordinary Shares, including shares providing certain preferred rights with respect to voting, distributions, or other matters and shares having preemptive rights. The authorization and designation of a class of preferred shares will require an amendment to our Articles of Association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our Board of Directors and an Israeli court.

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase our registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which has not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;

●	subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed;

●	reduce our share capital subject to approval required by the Companies Law; and

●	modify, cancel, convert, extend, add to or otherwise modify the rights, privileges, advantages, limitations and instructions related or unrelated to our shares at the time.

DESCRIPTION OF THE OFFERED SECURITIES

AMERICAN DEPOSITARY SHARES TO BE ISSUED AS PART OF THIS OFFERING

The Bank of New York Mellon, as depositary, will register and deliver ADSs that are part of the Units. Each ADS represents 140 Ordinary Shares (or a right to receive 140 Ordinary Shares) deposited with Bank Hapoalim, as custodian for the depositary in Tel Aviv. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depository are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either (A) directly (1) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (2) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the Ordinary Shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Ordinary Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depository will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any Ordinary Shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell Ordinary Shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Ordinary Shares. The depositary may sell a portion of the distributed shares (or ADSs representing those Ordinary Shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional Ordinary Shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Ordinary Shares, new ADSs representing the new Ordinary Shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our Ordinary Shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depository is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the State of Israel and the provisions of our Articles of Association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the Ordinary Shares. However, you may not know about the meeting enough in advance to withdraw the Ordinary Shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your Ordinary Shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing Ordinary Shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property. Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$0.05 (or less) per ADS.	Any cash distribution to ADS holders.

A fee equivalent to the fee that would be payable if securities distributed to you had been Ordinary Shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders.

$0.05 (or less) per ADS per calendar year.	Depositary services.

Registration or transfer fees.	Transfer and registration of Ordinary Shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

Expenses of the depositary.	Cable and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Ordinary Shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes.	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist our shares from an exchange on which they were listed and do not list the Ordinary Shares on another exchange;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith and the depository will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying Ordinary Shares at any time except:

●	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our Ordinary Shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Ordinary Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying Ordinary Shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of Ordinary Shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the Ordinary Shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

WARRANTS TO BE ISSUED AS PART OF THIS OFFERING

The following summary of certain terms and provisions of the Warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of Warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the form of Warrant.

Exercisability

The Warrants are exercisable immediately upon issuance and at any time up to the date that is five years from the date of issuance.

The Warrants will be exercisable, at the option of each holder, in whole or in part (however, only whole Warrants may be exercised) by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise, together with the ADS issuance fee of up to $0.05 per ADS and other applicable charges and taxes. Each Warrant entitles the holder thereof to purchase one ADS. Warrants are not exercisable for a fraction of an ADS and may only be exercised into whole numbers of ADSs. In lieu of fractional ADS, we will, at our election, either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole ADS. Unless otherwise specified in the Warrant, the holder will not have the right to exercise the Warrants, in whole or in part, if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the holder’s election) of the number of our Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage is determined in accordance with the terms of the Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Exercise Price

The exercise price per ADS purchasable upon exercise of the Warrants is equal to $5.02, and is subject to adjustments for stock splits, reclassifications, subdivisions, and other similar transactions. In addition to the exercise price per ADS, the issuance fee of up to $0.05 per ADS and other applicable charges and taxes are due and payable upon exercise.

Transferability

Subject to applicable laws, the Warrants may be transferred at the option of the holders upon surrender of the Warrants to us, together with the appropriate instruments of transfer.

Book-entry Form

Pursuant to a warrant agent agreement between us and Computershare Inc., as warrant agent, the Warrants will be issued in book-entry form and shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

The Warrants issued in this offering will be governed by the terms of a global warrant held in book-entry form. The holder of a Warrant will not be deemed a holder of our underlying Ordinary Shares or ADSs until the Warrant is exercised, except as set forth in the Warrant.

The Warrants will be issued separately from the ADSs, and may be transferred separately immediately thereafter.

Fundamental Transactions

If, at any time while the Warrants are outstanding, (1) we consolidate or merge with or into another corporation and we are not the surviving corporation, (2) we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, (3) any purchase offer, tender offer or exchange offer (whether by us or another individual or entity) is completed pursuant to which holders of the Ordinary Shares (including any Ordinary Shares underlying ADSs) are permitted to sell, tender or exchange their Ordinary Shares for other securities, cash or property and has been accepted by the holders of 50% or more of the Ordinary Shares (including any Ordinary Shares underlying ADSs), (4) we effect any reclassification or recapitalization of the Ordinary Shares or any compulsory exchange pursuant to which the Ordinary Shares are converted into or exchanged for other securities, cash or property, or (5) we consummate a securities purchase agreement or other business combination with another person or entity whereby such other person or entity acquires more than 50% of the outstanding Ordinary Shares (including any Ordinary Shares underlying ADSs), each, a “Fundamental Transaction”, then upon any subsequent exercise of Warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Ordinary Shares then issuable upon exercise of those Warrants, and any additional consideration payable as part of the Fundamental Transaction.

Rights as a Shareholder

Except by virtue of such holder’s ownership of ADSs or Ordinary Shares, the holder of Warrants does not have rights or privileges of a holder of ADSs or Ordinary Shares, including any voting rights, until the holder exercises the Warrants.

RESEARCH GRANTS

Our research and development efforts mainly with respect to our past activities, which were focused on developing an immunotherapeutic monoclonal antibody for the treatment of Alzheimer’s, which we sold in March 2015, and our Anti-CD3 technology directed toward the treatment of inflammatory and autoimmune diseases, which in part was returned and re-assigned to Hadasit Medical Research Services & Development Ltd., or Hadasit, and in part is still in the process of being sold, were financed in part through royalty-bearing grants from the Israeli Innovation Authority, or the IIA. As of June 30, 2020, we had received an aggregate amount of approximately $4.1 million from the IIA for the development of these programs. With respect to such grants we are committed to pay certain royalties up to an aggregate amount of approximately $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, as amended, and related regulations, or the Innovation Law, with respect to these past grants. As further described below, when a company develops know-how, technology or products using IIA grants, the terms of these grants and the Innovation Law restrict the transfer of such know-how inside or outside of Israel, and the transfer outside of Israel of manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. None of our current projects in the field of cannabinoid therapeutics are supported by the IIA, yet if eligible, we might apply for such support in the future.

Below is a description of our obligations in connection with the grants received from the IIA under the Innovation Law:

●	Local Manufacturing Obligation. The terms of the grants under the Innovation Law require that we manufacture the products developed with these grants in Israel (but do not restrict the sale of products that incorporate the know-how). Under the regulations promulgated under the Innovation Law, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of up to 10% of the manufacturing capacity in the aggregate, in which case a notice must be sent to the IIA and not objected to by the IIA within 30 days of such notice).

●	Know-How transfer limitation.

o	The Innovation Law restricts the ability to transfer know-how funded by the IIA outside of Israel. Transfer of IIA funded know-how outside of Israel requires prior approval of the IIA and may be subject to payments to the IIA, calculated according to formulae provided under the Innovation Law. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest accrued thereon (i.e., the total liability to the IIA, including accrued interest, multiplied by six). If we wish to transfer IIA funded know-how, the terms for approval will be determined according to the nature of the transaction and the consideration paid to us in connection with such transfer.

o	Approval of transfer of IIA funded know-how to another Israeli company may be granted only if the recipient abides by the provisions of the Innovation Law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel.

●	Change of Control. Any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint of our directors or our chief executive officer or (iii) serves as one of our directors or as our chief executive officer (including holders of 25% or more of the voting power, equity or the right to nominate directors in such direct holder, if applicable) is required to notify the IIA and undertake to comply with the rules and regulations applicable to the grant programs of the IIA, including the restrictions on transfer described above.

Approval to manufacture products outside of Israel or consent to the transfer of IIA funded know-how, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer IIA funded know-how or manufacturing out of Israel.

The consideration available to our shareholders in a future transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

ISRAELI MATERIAL TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons owning our Ordinary Shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law and is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares and ADSs. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on a new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES AND ADSs, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 23% of a company’s taxable income. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

The Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984

Under the Research, Development and Technological Innovation in the Industry Law, 5744-1984, or the Research Law, research and development programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, and subject to the benefit track under which the grant was awarded. Most of the benefit tracks require the payment of royalties from the revenues generated from the sale of products incorporating know-how developed using such grants and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The rate of royalties to be paid may vary between different benefits tracks, as shall be determined by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 month London InterBank Offered Rate, or the LIBOR, applicable to dollar deposits that is published on the first business day of each calendar year. The obligation to pay royalties is contingent on actual income generated from such products and services. In the absence of such income, no payment of such royalties is required.

The United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA.

The terms of the Research Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel requires prior approval of the IIA, however, this does not restrict the export of products that incorporate the funded technology. Under the regulations of the Research Law, assuming we receive approval from the IIA to manufacture our IIA-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the IIA as a Percentage of Grant

Up to 50%	120%
between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from IIA and our total investment in the project that was funded by these grants, including the IIA grants, provided that the potential increased royalties specified in the table above will apply. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA but requires a notification to the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval.

The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the value of the transferred know how. The IIA generally takes the view that the purchase price in the deal is equivalent to the value of the transferred know-how. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel, and in the event that the receiver of the grants ceases to be an Israeli corporation, shall not exceed six times the value of the grants received plus interest, with a possibility to reduce such payment to up to three times the value of the grants received plus interest If the grant recipient undertakes that for a period of not less than three years, at least 75% of its relevant R&D positions will remain in Israel, subject to additional conditions specified in the regulations. There is a floor equal to the total amounts of the IIA grants, plus the interest and linkage differentials accrued.

Transfer of know-how within Israel is subject to the IIA approval and to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

In June 2017, new rules, or the Licensing Rules, were published by the IIA allowing a grant recipient to enter into licensing arrangements or grant other rights in know-how developed under IIA programs outside of Israel, subject to the prior consent of the IIA and payment of license fees, calculated in accordance with the Licensing Rules. The amount of the license fees is based on various factors, including the consideration received by the licensor in connection with the license, and shall not exceed six times the amount of the grants received by the grants recipient (plus accrued interest) for the applicable know-how being licensed. In certain cases, such as when the license consideration includes nonmonetary compensation or when a “special relationship” exists between the licensor and licensee (e.g. when a party controls the other party or is the other party’s exclusive distributor), or when the agreed upon consideration does not reflect, in the IIA’s opinion, the market value of the license, the IIA may base the value of the transaction on an economic assessment that it obtains for such purpose.

The restrictions under the Research Law will continue to apply even after we will repay the full amount of royalties payable pursuant to the grants. In addition, the government of the State of Israel may from time to time audit sales of product candidates which it claims incorporate technology funded via IIA programs and this may lead to additional royalties being payable on additional product candidates.

These restrictions may impair our ability to outsource manufacturing or otherwise transfer our know-how outside Israel and may impair our ability to enter into agreements that involve IIA-funded products or know-how without the approval of the IIA. Any approval, if given, will generally be subject to additional financial obligations by us. In addition to paying any royalties due, we must abide by other restrictions associated with receiving such grants under the Research Law and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties or other payments to the IIA. If we fail to comply with the Research Law, we may be subject to criminal charges.

Tax Benefits and grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Taxation of our Shareholders

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal. Inflationary Surplus is not subject to tax in Israel.

Real Gain accrued by individuals on the sale of our Ordinary Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. Real Gain derived by corporations will be generally subject to the regular corporate tax rate (23% as of 2018).

Individual and corporate shareholder dealing in securities are taxed at the tax rates applicable to business income– 23% for corporations in 2020 and a marginal tax rate of up to 47% in 2020 (including excess tax, if any, as described below) for individuals.

Capital Gains Taxes is Applicable also to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company may be exempt from Israeli tax so long as the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitation ns in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares or ADSs, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the Real Gain at the rate of 25%.

At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Dividends

A distribution of dividends from income, to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Significant Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares or ADSs at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a Significant Shareholder at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%, unless a reduced tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares or ADSs who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident that is maintained in Israel. If the dividend is attributable partly to income derived from an Approved Enterprise, a Beneficiary Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes for taxes withheld, subject to detailed rules contained in the Internal Revenue Code of 1986, as amended.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 651,600 for 2020, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to income derived from dividends, interest and capital gains.

Foreign Exchange Regulations

Non-residents of Israel who hold our Ordinary Shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and may be restored at any time by administrative action.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

PLAN OF DISTRIBUTION

Pursuant to a placement agency agreement, dated November 19, 2020, between us and Aegis Capital Corp., Aegis or the Placement Agent, Aegis is acting as the exclusive placement agent in connection with this offering, or the Placement Agency Agreement. The Placement Agent is not purchasing or selling any of the Units we are offering by this prospectus, and are not required to arrange the purchase or sale of any specific number of Units or dollar amount, but the Placement Agent has agreed to use “reasonable best efforts” to arrange for the sale of the Units offered hereby.

The Placement Agency Agreement provides that the obligations of the Placement Agent are subject to certain conditions precedent, including, among other things, the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates.

We have agreed to indemnify the Placement Agent against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the Placement Agent may be required to make in respect thereof.

The Placement Agent shall arrange for the sale of the Units we are offering pursuant to this prospectus to one or more investors through a securities purchase agreement, dated November 19, 2020, directly between the investors and us, or the Securities Purchase Agreement. All of the Units offered hereby will be sold at the same price and, we expect, a single closing of the sale of the Units offered hereby. We established the price following negotiations with prospective investors and with reference to the prevailing market price of our ADSs, recent trends in such price and other factors. It is possible that not all of the Units we are offering pursuant to this prospectus will be sold at the closing, in which case our net proceeds would be reduced. We expect that the sale of the Units will be completed on or around the date indicated on the cover page of this prospectus.

Under the Securities Purchase Agreement, we have agreed not to contract to issue or announce the issuance or proposed issuance of any common shares or common share equivalents for 90 days following the closing of this offering with certain exceptions. In addition, we have also agreed that for a period of six months following the closing of this offering, we will not affect or contract to effect a “Variable Rate Transaction” as defined in the Securities Purchase Agreement.

Fees and Expenses

We have agreed to pay the Placement Agent a fee equal to 8.0% of the aggregate purchase price of our Units sold in this offering. The following table shows the per share and total Placement Agent’s fees we will pay to the Placement Agent in connection with the sale of our Units offered pursuant to this prospectus, assuming the purchase of all of the shares offered hereby.

	Per Unit	Total
Public offering price	$5.02	$4,193,943.94
Placement Agent’s fees (8%) (1) (2)	$0.4016	$335,515.52
Proceeds, before expenses, to us	$4.6184	$3,858,428.42

(1)	In addition, we have agreed to reimburse the Placement Agent’s actual out-of-pocket expenses, up to $50,000, in the aggregate. We estimate that the total expenses of the offering payable by us, excluding the Placement Agent’s fees, will be approximately $273,063.

(2)

Roth Capital Partners, LLC acted as financial advisor to us in connection with the offering and will receive approximately $134,206 in advisory fees in connection therewith. Roth Capital Partners, LLC is not engaged in, nor affiliated with any entity that is engaged in, the solicitation or distribution of this offering.

An existing shareholder and beneficial owner of greater than 5% of our share capital, Pure Capital, has agreed to purchase 27,888 of the Units sold in this offering at the public offering price. The Placement Agent will receive the same fees on the Units purchased by Pure Capital as it will on the other Units sold in this offering.

Right of First Refusal

Until August 19, 2021, nine months from the commencement of sales for this offering, the Placement Agent shall have an irrevocable right of first refusal to act as joint book-running manager, at the Placement Agent’s sole discretion, for each and every future public equity offerings for the Company, or any successor to or any subsidiary of the Company, subject to certain exceptions. The Placement Agent shall have the right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation. The Placement Agent will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

Lock-Up Agreements

The Company, each of its directors and its executive officers (its Chief Executive Officer, Chief Financial Officer and Chief Technologies Officer), and 5% or greater holders of the Company’s outstanding ADSs or Ordinary Shares as of the date of this prospectus (i.e., prior to the date of the closing of this offering), have agreed for a period of 120 days after the date of this prospectus, without the prior written consent of the Placement Agent, not to directly or indirectly:

●	issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any ADSs, Ordinary Shares, or other capital stock or any securities convertible into or exercisable or exchangeable for our ADSs, Ordinary Shares, or other capital stock; or

●	in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any ADSs, Ordinary Shares, or other capital stock or any securities convertible into or exercisable or exchangeable for our ADSs, Ordinary Shares, or other capital stock; or

●	complete any offering of debt securities of the Company, other than entering into a line of credit, term loan arrangement or other debt instrument with a traditional bank; or

●	enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our ADSs, Ordinary Shares, or other capital stock or any securities convertible into or exercisable or exchangeable for our ADSs, Ordinary Shares, or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our ADSs, Ordinary Shares, or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the Unit sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of Units by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent:

●	may not engage in any stabilization activity in connection with our securities; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

This prospectus may be made available in electronic format on websites or through other online services maintained by the Placement Agent or by an affiliate. Other than this prospectus, the information on the Placement Agent’s website and any information contained in any other website maintained by the Placement Agent is not part of this prospectus or the registration statement of which this prospectus form a part, has not been approved and/or endorsed by us or the Placement Agent, and should not be relied upon by investors.

The foregoing does not purport to be a complete statement of the terms and conditions of the placement agency agreement and the securities purchase agreement. A copy of the securities purchase agreement with the purchasers will be included as an exhibit to our Current Report on Form 6-K filed or to be filed with the SEC and incorporated by reference into the registration statement of which this prospectus forms a part. See “Incorporation of Certain Information by Reference” and “Where You Can Find Additional Information”.

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the Units offered by this prospectus, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Units offered hereby in any jurisdiction where action for that purpose is required. Accordingly, the Units offered hereby may not be offered or sold, directly or indirectly, and neither of this prospectus nor any other offering material or advertisements in connection with the Units offered hereby may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. The Placement Agent may arrange to sell Units offered by this prospectus in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

Relationships

The Placement Agent and its affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, the Placement Agent and its affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. However, except as disclosed in this prospectus, we have no present arrangements with the placement agent for any further services.

Transfer Agent and Registrar

The transfer agent and registrar for our ADSs is Computershare Inc.

Listing

Our ADSs are listed on the Pink Sheets under the symbol “TRPXY.”

State Blue Sky Information

Each state has its own securities laws, often called “blue sky” laws, which (i) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (ii) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration. The applicable broker must be registered in that state. We do not know whether our securities will be registered or exempt from registration under the laws of any state. Since our securities will be quoted on the OTC Pink, a determination regarding registration will be made by those broker-dealers, if any, who agree to serve as the market-makers for our securities. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our securities to be limited, as you may be unable to resell your securities without the significant expense of state registration or qualification.

If you are not an institutional investor, you may not be able to purchase our units in this offering. Institutional investors in every state may purchase the units in this offering pursuant to exemptions provided to such entities under the Blue Sky laws of various states. The definition of an “institutional investor” varies from state to state but generally includes financial institutions, broker-dealers, banks, insurance companies and other qualified entities.

We file periodic and current reports under the Exchange Act. Therefore, under Section 18 of the Securities Act of 1933, as amended, the states and territories of the United States are preempted from regulating the resale by stockholders of the Units, from and after the effective date, and the ADSs and Warrants comprising the Units, once they become separately transferable, because our securities will be covered securities. However, notwithstanding preemption, the states and territories of the United States may require notice filings and collect fees with regard to these transactions and a state may suspend the offer and sale of securities within such state if any such required filing is not made or fee is not paid. As of the date of this prospectus, we have not determined in which of these states, if any, we will submit the required filings or pay the required fee.

EXPENSES

Set forth below is an itemization of the total expenses, excluding Placement Agent’s fees, expected to be incurred in connection with the offer and sale of the ADSs and Warrants by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates:

SEC registration fee	$1,372.68
FINRA filing fee	$8,403.13
Transfer agent / depositary bank fees and expenses	$30,333
Printer fees and engraving expenses	$25,000
Legal fees and expenses	$150,000
Accounting fees and expenses	$40,000
Miscellaneous	$17,954.19
Total	$273,063

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to the legality of the issuance of the securities offered by this prospectus will be passed upon for us by Meitar | Law Offices, Ramat Gan, Israel. Certain legal matters related to the offering will be passed upon for the Placement Agent by Ellenoff Grossman & Schole LLP.

EXPERTS

The consolidated financial statements of Therapix Biosciences Ltd. as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, have been incorporated by reference herein in reliance upon the report (which contains an explanatory paragraph relating to the substantial doubt about the Company’s ability to continue as a going concern as described in Note 1(c) to the financial statements) of Kost Forer Gabbay & Kasierer (a Member of Ernst & Young Global), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statement of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Meitar | Law Offices, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

●	the judgment is final and is not subject to any right of appeal;

●	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;

●	adequate service of process has been affected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

●	the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgments in the same matter between the same parties;

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

●	the judgment is enforceable according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

We maintain a corporate website at http://therapixbio.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus.

We incorporate by reference the following documents or information that we have filed with the SEC:

●	our Annual Report on Form 20-F for the year ended December 31, 2019, filed on June 15, 2020 (File No. 001-38041);

●	our Reports on Form 6-K filed on June 23, 2020, July 1, 2020, July 2, 2020, July 9, 2020, July 16, 2020, July 17, 2020, July 27, 2020, July 31, 2020, August 3, 2020, August 5, 2020, August 14, 2020, August 17, 2020, August 20, 2020, August 20, 2020, September 16, September 17, 2020, September 25, 2020, October 7, 2020, October 9, 2020, October 14, 2020 and October 16, 2020; and

●	the description of our Ordinary Shares contained in our Form 8-A filed on March 21, 2017 (File No. 001-38041).

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to us at: Therapix Biosciences Ltd., 16 Abba Hillel Silver Rd., Ramat Gan 5250608, Israel, Tel: +972-(3) 610-3100.

835,447 Units (each consisting of one American Depositary Share and two Warrants,
each to purchase one American Depositary Share)

Therapix Biosciences Ltd.

PROSPECTUS

Aegis Capital Corp.

November 19, 2020